UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Exhibit
1.1	Underwriting Agreement Basic Provisions among Embraer Overseas Limited (the “Company”) and Embraer—Empresa Brasileira de Aeronáutica S.A. (the “Guarantor”), dated as of October 1, 2009.

1.2	Terms Agreement among the Company, the Guarantor, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated, dated as of October 1, 2009.

4.1	Indenture among the Company, the Guarantor and The Bank of New York Mellon (the “Trustee”), dated as of October 8, 2009.

4.2	First Supplemental Indenture among the Company, the Guarantor and the Trustee, dated as of October 8, 2009.

4.3	Form of Global Note.

5.1	Opinion of Flávio Rímoli, General Counsel of Embraer – Empresa Brasileira de Aeronáutica S.A.

5.2	Opinion of Walkers.

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2009

Embraer – Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Exhibit
1.1	Underwriting Agreement Basic Provisions among Embraer Overseas Limited (the “Company”) and Embraer—Empresa Brasileira de Aeronáutica S.A. (the “Guarantor”), dated as of October 1, 2009.

1.2	Terms Agreement among the Company, the Guarantor, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated, dated as of October 1, 2009.

4.1	Indenture among the Company, the Guarantor and The Bank of New York Mellon (the “Trustee”), dated as of October 8, 2009.

4.2	First Supplemental Indenture among the Company, the Guarantor and the Trustee, dated as of October 8, 2009.

4.3	Form of Global Note.

5.1	Opinion of Flávio Rímoli, General Counsel of Embraer – Empresa Brasileira de Aeronáutica S.A.

5.2	Opinion of Walkers.

5.3	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

4